Exhibit 99.2

Wi-LAN Inc.

2014 Second Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Revenue
Royalties	$25,655	$19,941	$51,633	$38,310

Operating expenses
Cost of revenue	14,472	24,172	29,102	45,445
Research and development	660	692	1,268	1,499
Marketing, general and administration	2,810	3,612	5,742	6,373
Foreign exchange (gain) loss	(1,112)	1,266	277	2,299
Total operating expenses	16,830	29,742	36,389	55,616
Earnings (loss) from operations	8,825	(9,801)	15,244	(17,306)
Investment income	143	188	278	383
Earnings (loss) before income taxes	8,968	(9,613)	15,522	(16,923)

Provision for (recovery of) income tax expense
Current	1,338	1,293	2,780	2,594
Deferred	2,031	(3,274)	3,174	(5,451)
	3,369	(1,981)	5,954	(2,857)
Net and comprehensive income (loss)	$5,599	$(7,632)	$9,568	$(14,066)

Earnings (loss) per share (Note 4)
Basic	$0.05	$(0.06)	$0.08	$(0.12)
Diluted	$0.05	$(0.06)	$0.08	$(0.12)

Weighted average number of common shares
Basic	120,065,465	121,225,490	119,991,276	121,384,394
Diluted	120,335,029	121,225,490	120,297,384	121,384,394

See accompanying notes to condensed consolidated financial statements

2014 Second Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$138,634	$130,394
Short-term investments	1,453	1,457
Accounts receivable	4,641	11,999
Prepaid expenses and deposits	1,352	592
	146,080	144,442

Loan receivable	1,167	1,075
Furniture and equipment, net	2,061	2,159
Patents and other intangibles, net	161,749	150,025
Deferred tax asset	23,702	26,876
Goodwill	12,623	12,623
	$347,382	$337,200

Current liabilities
Accounts payable and accrued liabilities	$17,974	$25,011
Current portion of patent finance obligation (Note 5)	34,593	19,480
	52,567	44,491

Patent finance obligation (Note 5)	33,777	32,552
Success fee obligation	5,230	7,048
	91,574	84,091

Commitments and contingencies (Note 7)

Shareholders' equity
Capital stock (Note 4)	426,317	425,238
Additional paid-in capital	15,380	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(202,114)	(202,989)
	255,808	253,109
	$347,382	$337,200

See accompanying notes to condensed consolidated financial statements

2014 Second Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$5,599	$(7,632)	$9,568	$(14,066)
Non-cash items
Stock-based compensation	470	1,168	1,217	2,139
Depreciation and amortization	8,524	6,516	17,141	13,219
Foreign exchange (gain) loss	(480)	671	-	1,252
Disposal of assets	3	-	6	-
Disposal of patents	-	-	-	46
Deferred income tax expense (recovery)	2,031	(3,274)	3,174	(5,451)
Accrued investment income	(46)	(39)	(92)	(79)
Change in non-cash working capital balances
Accounts receivable	(2,886)	584	7,358	(4,742)
Prepaid expenses and deposits	(45)	(283)	(760)	(367)
Payments associated with success fee obligation	(1,335)	(659)	(2,409)	(2,172)
Accounts payable and accrued liabilities	(64)	5,023	(2,040)	8,416
Cash generated from (used in) operations	11,771	2,075	33,163	(1,805)
Financing
Dividends paid	(4,339)	(4,867)	(8,849)	(9,101)
Common shares repurchased under normal course issuer bid	(125)	(2,256)	(125)	(2,912)
Common shares issued for cash on the exercise of options	592	117	643	478
Common shares issued for cash from Employee Share Purchase Plan	89	102	89	102
Cash used in financing	(3,783)	(6,904)	(8,242)	(11,433)
Investing
Sale of short-term investments	(51)	91	4	143
Purchase of furniture and equipment	(102)	(50)	(326)	(67)
Purchase of patents and other intangibles	(10,669)	(2,327)	(16,359)	(3,015)
Cash used in investing	(10,822)	(2,286)	(16,681)	(2,939)
Foreign exchange gain (loss) on cash held in foreign currency	480	(671)	-	(1,252)

Net cash and cash equivalents generated (used) in the period	(2,354)	(7,786)	8,240	(17,429)
Cash and cash equivalents, beginning of period	140,988	165,603	130,394	175,246
Cash and cash equivalents, end of period	$138,634	$157,817	$138,634	$157,817

See accompanying notes to condensed consolidated financial statements

2014 Second Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	-	-	-	(18,093)	(18,093)
Shares issued:
Stock-based compensation expense	-	4,192	-	-	4,192
Exercise of stock options	721	(243)	-	-	478
Sale of shares under Employee Share Purchase Plan	196	-	-	-	196
Shares repurchased under normal course issuer bid	(6,746)	(388)	-	-	(7,134)
Dividends declared (Note 4)	-	-	-	(18,792)	(18,792)
Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,568	9,568
Shares issued:
Stock-based compensation expense	-	1,217	-	-	1,217
Exercise of stock options	1,132	(489)	-	-	643
Sale of shares under Employee Share Purchase Plan	89	-	-	-	89
Shares repurchased under normal course issuer bid (Note 4)	(142)	17	-	-	(125)
Dividends declared (Note 4)	-	-	-	(8,693)	(8,693)
Balance - June 30, 2014	$426,317	$15,380	$16,225	$(202,114)	$255,808

See accompanying notes to condensed consolidated financial statements

2014 Second Quarter Financial Results	4

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the accompanying notes. All inter-company transactions and balances have been eliminated.

Patent management costs, which had previously been classified as research and development, are now classified as cost of revenue and the prior year comparatives have been adjusted accordingly to conform to the current year’s presentation.

3.	Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2013.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as, a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact of this new standard.

2014 Second Quarter Financial Results	5

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.	share capital

The Company paid quarterly cash dividends as follows:

	2014		2013
	Per Share	Total	Per Share	Total
1st Quarter	$0.040	$4,510	$0.035	$4,234
2nd Quarter	0.040	4,339	0.040	4,867
	$0.080	$8,849	$0.075	$9,101

The Company declared quarterly dividends as follows:

	2014	2013
1st Quarter	$0.040	$0.040
2nd Quarter	0.040	0.040

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the TSX. Under the NCIB, the Company is permitted to purchase up to 11,676,510 common shares. The NCIB commenced on May 29, 2014 and is expected to be completed on May 28, 2015. The Company repurchased 40,000 common shares under the NCIB during the six months ended June 30, 2014 for a total of $125.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Basic weighted average common shares outstanding	120,065,465	121,225,490	119,991,276	121,384,394
Effect of options	269,564	-	306,108	-
Diluted weighted average common shares outstanding	120,335,029	121,451,967	120,297,384	121,451,967

For the three and six months ended June 30, 2013, the effect of stock options totaling 512,640 and 566,913, respectively were anti-dilutive.

5.	patent finance obligation

During the quarter, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The obligation is based on an initial payment of $2,143, a $12,000 payment in July 2014 and, beginning August 2014, six quarterly payments of $2,143 using a discount rate of 4.75%. The discount rate is based on interest rates for secured term debt with fixed payments over a two year term.

The acquired patents were recorded at the fair value of $26,482. As at June 30, 2014, the current and long term portion of this obligation is $20,112 and $4,227, respectively.

2014 Second Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of June 30, 2014, the Company held foreign exchange forward contracts totaling approximately $21,000 which mature at various dates through to January 2015. The foreign exchange forward contracts require the Company to sell U.S. dollars for Canadian dollars at prescribed rates. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy which resulted in the Company recording an unrealized foreign exchange loss of approximately $53 during the six months ended June 30, 2014 related to the foreign exchange forward contracts held as at June 30, 2014.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

7.	Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. To date, no amounts have been accrued.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at June 30, 2014, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

2014 Second Quarter Financial Results	7

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com